swn
Southwestern Energy®

Corporate Office
2350 N Sam Houston Pkwy E
Suite 125
Houston, Texas 77032
www.swn.com

NEWS RELEASE

SOUTHWESTERN ENERGY COMPANY PROMOTES STEVEN L. MUELLER TO CHIEF EXECUTIVE OFFICER

Houston, Texas – May 19, 2009…Southwestern Energy Company (NYSE: SWN) today announced that Steven L. Mueller was promoted to Chief Executive Officer on May 19, 2009. With over 30 years of experience in the oil and gas industry, Mr. Mueller joined Southwestern in June 2008 as President and Chief Operating Officer. A graduate of the Colorado School of Mines, Mr. Mueller has served in multiple operational and managerial roles at Tenneco Oil Company, Fina Oil Company, American Exploration Company, Belco Oil & Gas Company, The Houston Exploration Company and CDX Gas, LLC.

Harold M. Korell, the company's previous Chief Executive Officer, was also appointed to serve as Executive Chairman of the Board of Directors until his retirement no earlier than the end of the first quarter of 2010, after which he will become the non-executive Chairman of the Board. At the 2010 Annual Meeting of Shareholders, Mr. Korell will seek re-election to the Board.

"Steve's leadership, technical abilities and focus on value creation are valuable assets to our company at a time when we are poised for significant growth over the next several years," stated Harold M. Korell. "With Steve and our strong management team in place, we will remain focused on having the Right People doing the Right Things and creating value with every dollar we invest."

Southwestern Energy Company is an independent energy company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts:	Greg D. Kerley	Brad D. Sylvester, CFA
	Executive Vice President	**Vice President, Investor Relations**
	and Chief Financial Officer	**(281) 618-4897**
	(281) 618-4803	